[Letterhead of Endesa Américas S.A.]

September 20, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endesa Américas S.A.
Schedule 14D-9
Filed September 14, 2016
File No. 005-89569

Ladies and Gentlemen:

Endesa Américas S.A. (“Endesa Américas” or the “Company”) hereby transmits Amendment No. 1 (“Schedule 14D-9 Amendment No. 1”) to the Schedule 14D-9 that was filed on September 14, 2016 (“Schedule 14D-9”) by the Company.

This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 20, 2016 in connection with the Schedule 14D-9 filed on September 14, 2016. Set forth below are the Staff’s comments (in bold face type) followed by the Company’s responses.

References to “we”, “us” and “our” in the responses set forth below are to Endesa Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Schedule 14D-9 Amendment No. 1.

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General

1.	Please make the disclosures required by Item 1012(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has amended Item 4 of Schedule 14D-9 to provide the disclosure required by Item 1012(c) of Regulation M-A.

In connection with the responses to the comments on Schedule 14D-9 set forth in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning Schedule 14D-9 Amendment No. 1, please contact Ignacio Quiñones at +562-2630-9050 or luis.quinones@enel.com.

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ENDESA AMÉRICAS S.A.

By:	/s/ Raúl Arteaga
	Name:	Raúl Arteaga
	Title:	Chief Financial Officer